424(b)(5)
                                                                      333-31183

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 22, 1998)

                                2,000,000 SHARES

                             HIGHWOOD PROPERTIES, INC       [Logo Goes Here]
                                  COMMON STOCK
                            ------------------------

     Highwoods Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of December 31, 1997, the Company owned 481 properties (the "Properties") encompassing approximately 30.7 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 342 office properties and 139 industrial (including 73 service center) properties and are leased to approximately 3,100 tenants. As of December 31, 1997, the Properties were 94% leased.

     All of the shares of common stock, par value $.01 per share, of the Company (the "Common Stock") offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." On January 21, 1998, the last reported sale price of the Common Stock on the NYSE was $36 1/16. See "Price Range of Common Stock and Distribution History."

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]

------------------------------------------------------------------------------------------------------------------------------
                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                                 PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------------------------------------------------
Per Share...........................................             $36.00                    $1.845                   $34.155
------------------------------------------------------------------------------------------------------------------------------
Total (3)...........................................          $72,000,000                $3,690,000               $68,310,000
------------------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of the Company of $125,000, $67,500 of which will be paid by the Underwriters.

(3) The Company has granted to the several Underwriters an option to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $82,800,000, $4,243,500 and $78,556,500, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about January 27, 1998.
                            ------------------------

MERRILL LYNCH & CO.
                                                    LEGG MASON WOOD WALKER
                                                           INCORPORATED

                            ------------------------

          The date of this Prospectus Supplement is January 22, 1998.

  [Logo           HIGHWOODS
Goes Here]        PROPERTIES


                       [MAP GOES HERE]

RESEARCH TRIANGLE
Raleigh-Durham, NC
  OFFICE: 4,408,492 S.F.
  INDUSTRIAL: 277,628 S.F.       JACKSONVILLE, FL
                                   OFFICE: 1,465,139 S.F.

ATLANTA, GA                      CHARLOTTE, NC
  OFFICE: 2,379,464 S.F.           OFFICE: 964,476 S.F.
  INDUSTRIAL: 2,445,367 S.F.       INDUSTRIAL: 464,114 S.F.

TAMPA, FL                        RICHMOND, VA                      TALLAHASSEE, FL
  OFFICE: 2,904,587 S.F.            OFFICE: 1,118,763 S.F..           OFFICE: 244,676 S.F.
                                    INDUSTRIAL: 159,963 S.F.
SOUTH FLORIDA                                                      NORFOLK, VA
  OFFICE: 2,384,044 S.F.         GREENVILLE, SC                       OFFICE: 168,224 S.F.
                                   OFFICE: 882,839 S.F.               INDUSTRIAL: 97,633 S.F.
PIEDMONT TRIAD                     INUSTRIAL: 118,802 S.F.
Winston Salem/Greensboro, NC                                       BIRMINGHAL, AL
  OFFICE: 1,819,881 S.F.         MEMPHIS, TN                           OFFICE: 115,289 S.F.
  INDUSTRIAL: 2,919,111 S.F.       OFFICE: 606,549 S.F.
                                                                   ASHEVILLE, NC
NASHVILLE, TN                    BALTIMORE                             OFFICE: 63,500 S.F.
  OFFICE: 1,485,491 S.F.           OFFICE: 364,434 S.F.                INDUSTRIAL: 60,677 S.F.

ORLANDO, FL                      COLUMBUS, SC                       FT. MYERS, FL
  OFFICE: 1,990,148 S.F.           OFFICE: 423,738 S.F.                OFFICE: 51,831 S.F.


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING EXERCISING THE OVER-ALLOTMENT OPTION, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS, FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED DESCRIPTIONS AND THE FINANCIAL INFORMATION AND STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS (I) "COMPANY" SHALL MEAN HIGHWOODS PROPERTIES, INC., PREDECESSORS OF HIGHWOODS PROPERTIES, INC., AND THOSE ENTITIES OWNED OR CONTROLLED BY HIGHWOODS PROPERTIES, INC., INCLUDING HIGHWOODS/FORSYTH LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP") AND (II) "PROPERTIES" SHALL MEAN THE 342 OFFICE AND 139 INDUSTRIAL (INCLUDING 73 SERVICE CENTER) PROPERTIES OWNED BY THE COMPANY AS OF DECEMBER 31, 1997.

     CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS SUPPLEMENT, THE ATTACHED PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN AND THEREIN INCLUDING, WITHOUT LIMITATION, STRATEGIC INITIATIVES, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY AND THE OPERATING PARTNERSHIP TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY AND THE OPERATING PARTNERSHIP TO DIFFER MATERIALLY FROM THE COMPANY'S AND THE OPERATING PARTNERSHIP'S EXPECTATIONS ARE DISCLOSED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS MADE IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY AND THE OPERATING PARTNERSHIP ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of December 31, 1997, the Company owned a diversified portfolio of 481 in-service office and industrial properties encompassing approximately 30.7 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 342 office properties and 139 industrial (including 73 service center) properties and are leased to approximately 3,100 tenants. As of December 31, 1997, the Properties were 94% leased.

     In addition, an additional 32 properties (the "Development Projects"), which will encompass approximately 3.3 million rentable square feet, were under development as of December 31, 1997 in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Company also owns approximately 729 acres (and has agreed to purchase an additional 472 acres) of land for future development (collectively, the "Development Land"). The Development Land is zoned and available for office and/or industrial development; substantially all of the Development Land has utility infrastructure already in place. The Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company as its sole general partner. The Company owns approximately 82% of the common partnership interests ("Common Units") in the Operating Partnership.

RECENT DEVELOPMENTS

     RECENT ACQUISITIONS. In October of 1997, the Company completed a business combination (the "ACP Transaction") with Associated Capital Properties, Inc. ("ACP"). The ACP Transaction involved the acquisition of a portfolio of 84 office properties encompassing 6.4 million rentable square feet (the "ACP Properties") and approximately 50 acres of land for development in six markets in Florida. Under the terms of the agreements relating to the ACP Transaction, the Company merged with ACP and acquired the ownership interests in the entities that own the ACP Properties for an aggregate purchase price of $617 million. The cost of the ACP Transaction consisted of the issuance of 2,955,238 Common Units (valued at $32.50 per Common Unit), the assumption of $481 million of mortgage debt ($391 million
                                      S-3
of which has been paid off by the Company), the issuance of 117,617 shares of Common Stock (valued at $32.50 per share), a capital expenditure reserve of $11 million and a cash payment of approximately $24 million. Also in connection with the ACP Transaction, the Company issued to certain affiliates of ACP warrants to purchase 1,479,290 shares of Common Stock at $32.50 per share exercisable after October 1, 2002. James R. Heistand, the former president of ACP, has become a regional vice president responsible for the Company's Florida operations and an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the Company's investment committee this year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP have joined the Company, including the two other members of ACP's senior management team, Allen C. de Olazarra and Dale Johannes.

     In closings on December 23, 1997 and January 8, 1998, the Company completed a business combination with Riparius Development Corporation in Baltimore, Maryland involving the acquisition of a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Company has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.

     PENDING ACQUISITIONS. On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols"), pursuant to which the Company would acquire J.C. Nichols with the view that the Operating Partnership would combine its property operations with J.C. Nichols (the "J.C. Nichols Transaction"). J.C. Nichols owns or has an ownership interest in 27 office properties, 33 retail properties and 13 industrial properties encompassing approximately 4.3 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties and one industrial property encompassing approximately 1.5 million rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased. Assuming completion of the J.C. Nichols Transaction, Barrett Brady, president and chief executive officer of J.C. Nichols, will become a regional vice president responsible for the Company's Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Company.

     Under the terms of the Merger Agreement, shareholders of J.C. Nichols may elect to receive $65 in cash or 1.84 shares of Common Stock for each share of common stock, $.01 par value, of J.C. Nichols ("J.C. Nichols Common Stock"). The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. Consummation of the J.C. Nichols Transaction is subject, among other things, to approval of 66 2/3% of the shareholders of J.C. Nichols. If J.C. Nichols enters into a business combination with a third party or otherwise terminates the J.C. Nichols Transaction, such third party or J.C. Nichols may be required to pay the Company a break-up fee of up to $14.7 million plus expenses of $2.5 million. Under certain other circumstances, if the J.C. Nichols Transaction is terminated, the terminating party may be required to pay expenses of $2.5 million to the non-terminating party.

     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer.

     Additionally, the Company has entered into an agreement to acquire 14 office properties encompassing 787,000 square feet, six service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida (the "Garcia Transaction.") The cost of the Garcia Transaction will consist of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt. Although the Garcia Transaction is expected to close by January 30, 1998, no assurance can be given that all or part of the transaction will be consummated.

     CONCURRENT DEBT OFFERING. At or about the time of this Offering, the Operating Partnership is offering $100 million of MandatOry Par Put Remarketed SecuritiesSM ("MOPPRSSM") due 2013 and $100 million of additional unsecured notes whose maturity will be determined at pricing (collectively, the "Concurrent Debt Offering"). The
                                      S-4
closing of this Offering is not conditioned upon the closing of the Concurrent Debt Offering, nor is the closing of the Concurrent Debt Offering conditioned upon the closing of this Offering. See "Recent Developments -- Concurrent Debt Offering."

OPERATING STRATEGY

     The Company believes that it will continue to benefit from the following factors:

     DIVERSIFICATION. Since its initial public offering (the "IPO") in 1994, the Company has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Company's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). As of December 31, 1997, the Company's in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the Research Triangle) to 481 properties in 19 markets concentrated in the Southeast. Based on December 1997 results, approximately 32% of the rental revenue from the Properties was derived from properties in North Carolina (18% in the Research Triangle). The Company's tenants represent a diverse cross-section of the economy. As of December 31, 1997, the 20 largest tenants represented approximately 21.3% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.7% of such revenue.

     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of unsecured revolving loans, other bank and institutional borrowings and the issuance of Common Units, which may provide tax advantages to certain sellers. To date, Common Units have constituted all or part of the consideration for 235 properties comprising 16.4 million rentable square feet. In addition, its Development Land offers significant development opportunities. The Company owns approximately 729 acres (and has agreed to purchase an additional 472 acres) of Development Land. The Company's development and acquisition activities should also continue to benefit from its relationships with tenants and property owners and management's extensive local knowledge of the Company's markets.

     MANAGED GROWTH STRATEGY. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those properties prior to their acquisition by the Company. The Company's property-level officers have on average over 18 years of real estate experience in their respective markets.

     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Company's capabilities and resources provides it with market information not generally available. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed five public offerings and two private placements of Common Stock, one public offering of 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one public offering of 8% Series B Cumulative Redeemable Preferred Shares (the
                                      S-5

"Series B Preferred Shares"), raising total net proceeds of approximately $1.25 billion. The net proceeds were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership's limited partnership agreement (the "Operating Partnership Agreement"). On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On June 24, 1997, a trust formed by the Operating Partnership issued $100 million of Exercisable Put Option Securities ("X-POSSM") due June 15, 2004. The X-POSSM bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. See "Recent Developments -- Financing Activities and Liquidity."

     In addition, the Company has two unsecured revolving lines of credit aggregating $430 million (the "Revolving Loans") with a syndicate of lenders. Interest accrues on borrowings under a $280 million Revolving Loan at an average interest rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average interest rate of LIBOR plus 90 basis points. Interest on the outstanding balance on the Revolving Loans as of January 19, 1998 was payable monthly at a weighted average interest rate of 6.87%.

THE PROPERTIES

     The following table sets forth certain information about the Properties as of December 31, 1997:

                                                                                           PERCENT OF
                                                                                             TOTAL
                                                                               RENTABLE     RENTABLE     ANNUALIZED
                                     OFFICE       INDUSTRIAL       TOTAL        SQUARE       SQUARE        RENTAL
                                   PROPERTIES   PROPERTIES (1)   PROPERTIES      FEET         FEET      REVENUE (2)
                                   ----------   --------------   ----------   ----------   ----------   ------------
Research Triangle, NC...........        69              4             73       4,686,120       15.2%    $ 65,314,092
Atlanta, GA.....................        39             31             70       4,824,831       15.5       44,200,033
Tampa, FL.......................        42             --             42       2,904,587        9.5       41,772,977
Piedmont Triad, NC..............        34             79            113       4,738,992       15.3       36,779,925
South Florida...................        27             --             27       2,384,044        7.8       36,511,089
Nashville, TN...................        15              3             18       1,821,485        5.9       27,183,735
Orlando, FL.....................        30             --             30       1,990,148        6.5       23,756,539
Jacksonville, FL................        16             --             16       1,465,139        4.8       17,367,432
Charlotte, NC...................        15             16             31       1,428,590        4.7       15,158,758
Richmond, VA....................        20              2             22       1,278,726        4.2       14,348,878
Greenville, SC..................         8              2             10       1,001,641        3.3       11,051,150
Memphis, TN.....................         9             --              9         606,549        2.0       10,033,045
Baltimore, MD...................         5             --              5         364,434        1.2        7,837,121
Columbia, SC....................         7             --              7         423,738        1.4        5,553,603
Tallahassee, FL.................         1             --              1         244,676        0.8        3,372,355
Norfolk, VA.....................         2              1              3         265,857        0.9        2,843,389
Birmingham, AL..................         1             --              1         115,289        0.4        1,795,236
Asheville, NC...................         1              1              2         124,177        0.4        1,180,068
Ft. Myers, FL...................         1             --              1          51,831        0.2          509,720
                                       ---            ---            ---      ----------   ----------   ------------
       Total....................       342            139            481      30,720,854      100.0%    $366,569,145
                                       ---            ---            ---      ----------   ----------   ------------
                                       ---            ---            ---      ----------   ----------   ------------


                                                                  TOTAL OR
                                     OFFICE       INDUSTRIAL      WEIGHTED
                                   PROPERTIES   PROPERTIES (1)    AVERAGE
                                   ----------   --------------   ----------
Total Annualized Rental Revenue (2)...................     $ 331,936,875             $34,632,270                 $ 366,569,145
Total rentable square feet............................        23,841,565               6,879,289                    30,720,854
Percent leased........................................                94%(3)                  93%(4)                        94%
Weighted average age (years)..........................          (5) 12.2                    11.4                          12.0

                                     PERCENT OF
                                  TOTAL ANNUALIZED
                                   RENTAL REVENUE
                                  ----------------
Research Triangle, NC...........         17.9%
Atlanta, GA.....................         12.2
Tampa, FL.......................         11.4
Piedmont Triad, NC..............         10.0
South Florida...................         10.0
Nashville, TN...................          7.4
Orlando, FL.....................          6.5
Jacksonville, FL................          4.7
Charlotte, NC...................          4.1
Richmond, VA....................          3.9
Greenville, SC..................          3.0
Memphis, TN.....................          2.7
Baltimore, MD...................          2.1
Columbia, SC....................          1.5
Tallahassee, FL.................          0.9
Norfolk, VA.....................          0.8
Birmingham, AL..................          0.5
Asheville, NC...................          0.3
Ft. Myers, FL...................          0.1
                                       ------
       Total....................        100.0%
                                       ------
                                       ------
Total Annualized Rental Revenue (2)...................
Total rentable square feet............................
Percent leased........................................
Weighted average age (years)..........................

---------------
(1) Includes 73 service center properties.
(2) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 47 single-tenant properties comprising 3.4 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 24 single-tenant properties comprising 1.6 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.
                                      S-6

                                  THE OFFERING

Shares Offered........................................  2,000,000 (1)
Shares to be Outstanding After the Offering...........  48,834,138 (1)(2)
Use of Proceeds.......................................  The Company intends to use the net proceeds of the Offering to pay down a portion of the indebtedness outstanding under the Revolving
                                                        Loans and to fund pending acquisition and development activity. See
                                                        "Use of Proceeds."
NYSE Symbol...........................................  "HIW"

---------------

(1) Assumes the Underwriters' over-allotment option to purchase up to an aggregate of 300,000 shares of Common Stock is not exercised. See "Underwriting."

(2) Excludes (i) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan, (ii) 1,839,290 shares of Common Stock that may be issued upon the exercise of warrants granted to certain officers in connection with certain property acquisitions, (iii) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement, (iv) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (v) 10,548,378 shares of Common Stock that may be issued upon redemption of Common Units that are redeemable by the holder for cash or, at the option of the Company, shares of Common Stock on a one-for-one basis.
                                      S-7

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. Following its IPO in 1994, the Company established itself as one of the largest owners and operators of suburban office and industrial properties in the Southeast. As of December 31, 1997, the Company owned 481 properties located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama.

     The Properties consist of 342 office properties and 139 industrial (including 73 service center) properties, contain an aggregate of approximately
30.7 million rentable square feet and are leased to approximately 3,100 tenants. At December 31, 1997, the Properties were 94% leased. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.3 million rentable square feet, were under development in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina as of December 31, 1997. The Company also owns 729 acres (and has agreed to purchase an additional 472 acres) of Development Land. The Development Land is zoned and available for office and/or industrial development; substantially all of the Development Land has utility infrastructure already in place.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 82% of the Common Units in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of Common Stock or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     In addition to owning the Properties, the Development Projects and the Development Land, the Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for the Properties as well as for third parties. The Company conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.

     The Company was formed in North Carolina in 1994. The Company's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Company also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Baltimore, Maryland; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa, Boca Raton, Tallahassee and Jacksonville, Florida; and South Florida.

OPERATING STRATEGY

     The Company believes that it will continue to benefit from the following factors:

     DIVERSIFICATION. Since its IPO in 1994, the Company has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Company's portfolio consisted almost exclusively of office properties in the Research Triangle. As of December 31, 1997, the Company's in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the Research Triangle area) to 481 properties in 19 markets concentrated in the Southeast. Based on December 1997 results, approximately 32% of the rental revenue from the Properties is derived from properties in North Carolina (18% in the Research Triangle).

     In October 1997, the Company significantly expanded its Florida operations through its business combination with ACP. In February 1997, the Company made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Company first entered the Atlanta market, as well as four markets in Florida and six other markets, through its September 1996 merger with Crocker Realty Trust, Inc ("Crocker"). Prior to its merger with Crocker, the Company expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Company has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics.

     The Company's strategy has been to assemble a portfolio of properties that enables the Company to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Company's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Today, based on December 1997 results, approximately 91% of the Company's rental revenue is derived from office properties and 9% is derived from industrial properties.

     The Company has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of December 31, 1997, the 20 largest tenants of the Properties represented approximately 21.3% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.7% of such revenue. See "The Properties."

     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Company seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Company to improve such properties' operating performance. The Company will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Company has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Company and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of Revolving Loans, other bank and institutional borrowings and the issuance of Common Units. Frequently, the Company acquires properties through the exchange of Common Units in the Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Company may also assume outstanding indebtedness associated with the acquired properties. The Company believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. To date, Common Units have constituted all or part of the consideration for 235 properties comprising 16.4 million rentable square feet. As of December 31, 1997, only 1,200 Common Units had been redeemed for cash, totaling $35,000.

     Another advantage is the Company's commercially zoned and unencumbered Development Land in existing business parks. The Company owns 729 acres (and has agreed to purchase an additional 472 acres) of Development Land, substantially all of which has utility infrastructure already in place.

     The Company's development and acquisition activities also benefit from its local market presence and knowledge. The Company's property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, the Company is in a better position to evaluate acquisition and development opportunities. In addition, the Company's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     MANAGED GROWTH STRATEGY. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Properties prior to their acquisition by the Company.

     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Company's capabilities and resources provides it with market information not generally available. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed five public offerings and two private placements of its Common Stock, one public offering of Series A Preferred Shares and one public offering of Series B Preferred Shares, raising total net proceeds of $1.25 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required by the Operating Partnership Agreement. On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006.

     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POSSM, which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POSSM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, the Company has two Revolving Loans aggregating $430 million with a syndicate of lenders. As of January 19, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.87%.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     BUSINESS COMBINATION WITH ASSOCIATED CAPITAL PROPERTIES, INC. In October of 1997, the Company completed a business combination with ACP and acquired a portfolio of 84 office properties located in Florida. The ACP Transaction involved 84 office properties encompassing 6.4 million rentable square feet and approximately 50 acres of land for development with a build-out capacity of 1.9 million square feet. At December 31, 1997, the ACP Properties were approximately 92% leased to approximately 1,100 tenants including IBM, the state of Florida, Prudential, Price Waterhouse, AT&T, GTE, Prosource, Lockheed Martin, NationsBank and Accustaff. Seventy-nine of the ACP Properties are located in suburban submarkets, with the remaining properties located in the central business districts of Orlando, Jacksonville and West Palm Beach.

     The cost of the ACP Transaction was valued at $617 million and consisted of the issuance of 2,955,238 Common Units (valued at $32.50 per Common Unit), the assumption of approximately $481 million of mortgage debt ($391 million of which was paid off by the Company on the date of closing), the issuance of 117,617 shares of Common Stock (valued at $32.50 per share), a capital expense reserve of $11 million and a cash payment of approximately $24 million. All Common Units and Common Stock issued in the transaction are subject to restrictions on transfer or redemption that will expire over a three-year period. All lockup restrictions on the transfer of such Common Units or Common Stock issued to ACP and its affiliates expire in the event of a change of control of the Company or a material adverse change in the financial condition of the Company. Such restrictions also expire if James R. Heistand, the former president of ACP, is not appointed or elected as a director of the Company by October 7, 1998. Also in connection with the ACP Transaction, the Company issued to certain affiliates of ACP warrants to purchase 1,479,290 shares of the Common Stock at $32.50 per share, exercisable after October 1, 2002.

     Upon completion of the ACP Transaction, Mr. Heistand became a regional vice president of the Company responsible for its Florida operations and became an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP have joined the Company, including the two other members of ACP's senior management team, Allen
C. de Olazarra and Dale Johannes.

     RIPARIUS TRANSACTION. In closings on December 23, 1997 and January 8, 1998, the Company completed a business combination with Riparius Development Corporation in Baltimore, Maryland involving the acquisition of a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). As of December 31, 1997, the in-service properties acquired in the Riparius Transaction were 99% leased. The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Company has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.

     OTHER RECENT ACQUISITIONS. In addition to the properties acquired in the ACP Transaction and the Riparius Transaction, the Company acquired 21 office properties encompassing approximately 1.9 million rentable square feet and one office re-development project comprising 309,000 square feet for an aggregate of $196.0 million during the fourth quarter of 1997.

PENDING ACQUISITIONS

     BUSINESS COMBINATION WITH J.C. NICHOLS COMPANY. On December 22, 1997, the Company entered into the Merger Agreement pursuant to which the Company would acquire J.C. Nichols, a publicly traded Kansas City real estate operating company, with the view that the Operating Partnership would combine its property operations with J.C. Nichols. J.C. Nichols is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

     J.C. Nichols owns or has an ownership interest in 27 office properties encompassing approximately 1.5 million rentable square feet, 13 industrial properties encompassing approximately 337,000 square feet, 33 retail properties encompassing approximately 2.5 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties encompassing approximately 1.3 million rentable square feet, one industrial property encompassing approximately 200,000 rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased.

     Consummation of the J.C. Nichols Transaction is subject, among other things, to the approval of 66 2/3% of the shareholders of J.C. Nichols. Under the terms of the Merger Agreement, the Company would acquire all of the outstanding J.C. Nichols Common Stock. Under the Merger Agreement, J.C. Nichols shareholders may elect to receive either 1.84 shares of Common Stock or $65 in cash for each share of J.C. Nichols Common Stock. However, the cash payment to J.C. Nichols shareholders cannot exceed 40% of the total consideration and the Company may limit the amount of Common Stock issued to 75% of the total consideration. The exchange ratio is fixed and reflects the average closing price of the Common Stock over the 20 trading days preceding the effective date of the Merger Agreement. The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. If J.C. Nichols enters into a business combination with a third party or otherwise terminates the J.C. Nichols Transaction, such third party or J.C. Nichols may be required to pay the Company a break-up fee of up to $14.7 million plus expenses of $2.5 million. Under certain other circumstances, if the J.C. Nichols Transaction is terminated, the terminating party may be required to pay expenses of $2.5 million to the non-terminating party.

     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer.

     The properties to be acquired in the J.C. Nichols Transaction include the Country Club Plaza in Kansas City, which covers 15 square blocks and includes
1.0 million square feet of retail space, 1.1 million square feet of office space and 462 apartment units. As of December 31, 1997, the Country Club Plaza was approximately 96% leased. The Country Club Plaza is presently undergoing a $62 million expansion and restoration expected to add 800,000 square feet of retail, office, hotel and residential space. Additionally, the Company intends to implement an additional $240 million of development in the Country Club Plaza previously planned by J.C. Nichols.

     Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would succeed to the interests of J.C. Nichols in a strategic alliance with Kessinger/Hunter & Company, Inc. ("Kessinger/Hunter") pursuant to which Kessinger/Hunter manages and leases the office, industrial and retail properties presently owned by J.C. Nichols in the greater Kansas City metropolitan area. J.C. Nichols currently has a 30% ownership interest in the strategic alliance with Kessinger/Hunter and has two additional options to acquire up to a 65% ownership in the strategic alliance. Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would also succeed to the interests of J.C. Nichols in a strategic alliance with R&R Investors, Ltd. pursuant to which R&R Investors, Ltd. manages and leases the properties in which J.C. Nichols has an ownership interest in Des Moines. J.C. Nichols has an ownership interest of 50% or more in each of the properties in Des Moines with R&R Investors, Ltd. or its principal.

     Assuming completion of the J.C. Nichols Transaction, J.C. Nichols would retain its name and operate as a division, Barrett Brady, president and chief executive officer of J.C. Nichols, would become a senior vice president of the Company responsible for its Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Company. In addition, the Company would expand its board of directors to include one independent director selected by J.C. Nichols.

     GARCIA TRANSACTION. The Company has entered into an agreement to acquire 14 office properties encompassing 787,000 rentable square feet, six service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida. As of December 31, 1997, the properties to be acquired in the Garcia Transaction were 92% leased. The cost of the Garcia Transaction will consist of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt. Although the Garcia Transaction is expected to close by January 30, 1998, no assurance can be given that all or part of the transaction will be consummated.

     OTHER ACQUISITION ACTIVITY. The Company's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets. Accordingly, at any particular time, the Company is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.

CONCURRENT DEBT OFFERING

     At or about the time of this Offering, the Operating Partnership is offering $100 million of MandatOry Par Put Remarketed SecuritiesSM ("MOPPRSSM) due 2013 and $100 million of additional unsecured notes whose maturity will be determined at pricing (the "Notes"). Interest on the MOPPRS and the Notes will be payable semiannually in January and July of each year, commencing July 1998. Except in certain limited circumstances, the MOPPRS are not subject to redemption by the Operating Partnership until the fifth anniversary date of their issuance (the "Remarketing Date"). After the Remarketing Date, the MOPPRS are subject to redemption by the Operating Partnership, in whole or in part, on substantially the same terms as the Notes. The Notes are subject to redemption by the Operating Partnership, in whole or in part, at any time, at a redemption price equal to the principal amount of the Notes being redeemed plus accrued interest to the redemption date and a make-whole amount, if any.

     The annual interest rates on the MOPPRS to the Remarketing Date and on the Notes will be determined at pricing. On the Remarketing Date, the MOPPRS will, in all cases, be subject to mandatory tender to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Remarketing Dealer") or mandatory repurchase by the Operating Partnership. If the Remarketing Dealer has elected to remarket the MOPPRS, except in certain limited circumstances, (i) the MOPPRS will be subject to mandatory tender to the Remarketing Dealer at a price equal to 100% of the principal amount thereof for remarketing on the Remarketing Date and (ii) on and after the Remarketing Date, the MOPPRS will bear interest at the rate determined by the Remarketing Dealer in accordance with procedures set forth in the MOPPRS. If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances, the Operating Partnership will be required to repurchase the entire principal amount of the MOPPRS from the beneficial owners thereof at 100% of the principal amount thereof plus accrued interest, if any.

     The preceding discussion of the MOPPRS and the Notes is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Operating Partnership's prospectus supplement regarding the Concurrent Debt Offering to be filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act.

FINANCING ACTIVITIES AND LIQUIDITY

     In addition to the Concurrent Debt Offering, set forth below is a summary description of the other recent financing activities of the Company and the Operating Partnership:

     OCTOBER 1997 OFFERING. On October 1, 1997, the Company sold 7,500,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $249 million. The underwriters exercised a portion of their over-allotment option for 1,000,000 shares of Common Stock on October 6, 1997, raising additional net proceeds of $33.2 million (together with the sale on October 1, 1997, the "October 1997 Offering.")

     SERIES B PREFERRED OFFERING. On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million (the "Series B Preferred Offering"). Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). The Series B Preferred Shares are not redeemable prior to September 25, 2002.

     AUGUST 1997 OFFERING. On August 28, 1997, the Company entered into two transactions with affiliates of Union Bank of Switzerland (the "August 1997 Offering"). In one transaction, the Company sold 1,800,000 shares of Common Stock to UBS Limited for net proceeds of approximately $57 million. In the other transaction, the Company entered into a forward share purchase agreement (the "Forward Contract") with Union Bank of Switzerland, London Branch ("UBS/LB"). The Forward Contract generally provides that if the price of a share of Common Stock is above $32.14 (the "Forward Price") on August 28, 1998, UBS/LB will return the difference (in shares of Common Stock) to the Company. Similarly, if the price of a share of Common Stock on August 28, 1998 is less than the Forward Price, the Company will pay the difference to UBS/LB in cash or shares of Common Stock, at the Company's option.

     X-POSSM OFFERING. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POSSM, which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes. The X-POSSM bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004. The issuance of the Put Option Notes and the related put option is referred to herein as the "X-POSSM Offering."

     PRO FORMA CAPITALIZATION. Assuming completion of the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions (as defined in "Selected Financial Data"), the Garcia Transaction, the Concurrent Debt Offering and this Offering, the Company's pro forma debt and pro forma market capitalization as of September 30, 1997 would have totaled approximately $912 million and $2.7 billion, respectively, and pro forma debt would have represented approximately 28% of total market capitalization. The pro forma fixed charge coverage ratio for the nine months ended September 30, 1997 would have equaled 2.54x.

DEVELOPMENT ACTIVITY

     The Company has 32 properties under development in nine markets totaling approximately 3.3 million rentable square feet. The following table summarizes these Development Projects as of December 31, 1997:

                                                        RENTABLE    ESTIMATED     COST AT   PRE-LEASING  ESTIMATED
               NAME                     LOCATION       SQUARE FEET    COSTS       12/31/97  PERCENTAGE*  COMPLETION
----------------------------------- -----------------  -----------  ---------     --------  -----------  ----------
                                                                    (DOLLARS IN THOUSANDS)
OFFICE PROPERTIES:
Ridgefield III                      Asheville              57,000   $   5,485     $  1,638        0%        2Q98
2400 Century Center                 Atlanta               135,000      16,195        6,527        0         2Q98
10 Glenlakes                        Atlanta               254,000      35,135        3,360        0         4Q98
Automatic Data Processing           Baltimore             110,000      12,400        3,367      100         3Q98
Riparius Center at Owings Mills     Baltimore             125,000      13,800        2,393        0         2Q99
BB&T**                              Greenville             70,908       5,851           81      100         2Q98
Patewood VI                         Greenville            107,000      11,360        5,202       19         2Q98
Colonnade                           Memphis                89,000       9,400        5,592       73         2Q98
Southwind C                         Memphis                73,703       7,657        1,245       34         4Q98
Harpeth V                           Nashville              65,300       6,900        3,108       47         1Q98
Lakeview Ridge II                   Nashville              61,300       6,000        2,879       70         1Q98
Southpointe                         Nashville             103,700      10,878        4,254       26         2Q98
Concourse Center One                Piedmont Triad         85,500       8,415           --        0         1Q99
RMIC                                Piedmont Triad         90,000       7,650        3,971      100         2Q98
Clintrials                          Research Triangle     178,000      21,490       12,034      100         2Q98
Situs II                            Research Triangle      59,300       5,857        1,218        0         2Q98
Highwoods Centre                    Research Triangle      76,000       8,327          960       36         3Q98
Overlook                            Research Triangle      97,000      10,307        1,083        0         4Q98
Red Oak                             Research Triangle      65,000       6,394          568        0         3Q98
Rexwoods V                          Research Triangle      60,507       7,444        5,894       70         1Q98
Markel-American                     Richmond              106,200      10,650        5,226       52         2Q98
Highwoods V                         Richmond               67,200       6,620        1,096      100         2Q98
Interstate Corporate Center**       Tampa                 309,000       8,600           40       23         4Q98
Intermedia (Sabal) Phase I          Tampa                 120,500      12,500        1,331      100         4Q98
Intermedia (Sabal) Phase II         Tampa                 120,500      13,000          662      100         1Q00
                                                       -----------  ---------     --------      ---
  OFFICE TOTAL OR WEIGHTED AVERAGE                      2,686,618   $ 268,315     $ 73,729       43%
                                                       -----------  ---------     --------      ---
                                                       -----------  ---------     --------      ---
INDUSTRIAL PROPERTIES:
Chastain II & III                   Atlanta               122,000   $   4,686     $  1,359        0%        3Q98
Newpoint                            Atlanta               118,800       4,660        3,224       20         1Q98
Tradeport 1                         Atlanta                87,000       3,070        1,608        0         1Q98
Tradeport 2                         Atlanta                87,000       3,070        1,608        0         1Q98
Air Park South Warehouse I          Piedmont Triad        100,000       2,929          545       90         1Q98
Airport Center II                   Richmond               70,200       3,197        2,732       54         1Q98
                                                       -----------  ---------     --------      ---
  INDUSTRIAL TOTAL OR WEIGHTED
     AVERAGE                                              585,000   $  21,612     $ 11,076       26%
                                                       -----------  ---------     --------      ---
                                                       -----------  ---------     --------      ---
  TOTAL OR WEIGHTED AVERAGE OF ALL
     DEVELOPMENT PROJECTS                               3,271,618   $ 289,927     $ 84,805       40%
                                                       -----------  ---------     --------      ---
                                                       -----------  ---------     --------      ---
SUMMARY BY ESTIMATED COMPLETION
  DATE:
  First Quarter 1998                                      650,107   $  37,270     $ 21,598       41%
  Second Quarter 1998                                   1,063,308     111,436       46,839       54
  Third Quarter 1998                                      373,000      31,807        6,254       37
  Fourth Quarter 1998                                     854,203      74,199        7,059       25
  First Quarter 1999                                       85,500       8,415           --        0
  Second Quarter 1999                                     125,000      13,800        2,393        0
  First Quarter 2000                                      120,500      13,000          662      100
                                                       -----------  ---------     --------      ---
                                                        3,271,618   $ 289,927     $ 84,805       40%
                                                       -----------  ---------     --------      ---
                                                       -----------  ---------     --------      ---

---------------
 * Includes letters of intent
** Redevelopment projects

                                 THE PROPERTIES

GENERAL

     As of December 31, 1997, the Company owned 342 office properties and 139 industrial properties located in 19 markets concentrated in the Southeast. The office properties are generally mid-rise and single-story suburban office buildings. The industrial properties include 66 warehouse and bulk distribution facilities and 73 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 171 of the 481 Properties. The Company provides management and leasing services for 465 of the 481 Properties.

     The following table sets forth certain information about the Properties at December 31, 1997 in each of the Company's 19 markets:

                                                                               PERCENT OF
                                                                                 TOTAL
                                                                   RENTABLE     RENTABLE     ANNUALIZED       PERCENT OF
                         OFFICE       INDUSTRIAL       TOTAL        SQUARE       SQUARE        RENTAL      TOTAL ANNUALIZED
                       PROPERTIES   PROPERTIES (1)   PROPERTIES      FEET         FEET      REVENUE (2)     RENTAL REVENUE
                       ----------   --------------   ----------   ----------   ----------   ------------   ----------------
Research Triangle,
  NC................        69              4             73       4,686,120       15.2%    $ 65,314,092          17.9%
Atlanta, GA.........        39             31             70       4,824,831       15.5       44,200,033          12.2
Tampa, FL...........        42             --             42       2,904,587        9.5       41,772,977          11.4
Piedmont Triad,
  NC................        34             79            113       4,738,992       15.3       36,779,925          10.0
South Florida.......        27             --             27       2,384,044        7.8       36,511,089          10.0
Nashville, TN.......        15              3             18       1,821,485        5.9       27,183,735           7.4
Orlando, FL.........        30             --             30       1,990,148        6.5       23,756,539           6.5
Jacksonville, FL....        16             --             16       1,465,139        4.8       17,367,432           4.7
Charlotte, NC.......        15             16             31       1,428,590        4.7       15,158,758           4.1
Richmond, VA........        20              2             22       1,278,726        4.2       14,348,878           3.9
Greenville, SC......         8              2             10       1,001,641        3.3       11,051,150           3.0
Memphis, TN.........         9             --              9         606,549        2.0       10,033,045           2.7
Baltimore, MD.......         5             --              5         364,434        1.2        7,837,121           2.1
Columbia, SC........         7             --              7         423,738        1.4        5,553,603           1.5
Tallahassee, FL.....         1             --              1         244,676        0.8        3,372,355           0.9
Norfolk, VA.........         2              1              3         265,857        0.9        2,843,389           0.8
Birmingham, AL......         1             --              1         115,289        0.4        1,795,236           0.5
Asheville, NC.......         1              1              2         124,177        0.4        1,180,068           0.3
Ft. Myers, FL.......         1             --              1          51,831        0.2          509,720           0.1
                           ---            ---            ---      ----------   ----------   ------------        ------
       Total........       342            139            481      30,720,854      100.0%    $366,569,145         100.0%
                           ---            ---            ---      ----------   ----------   ------------        ------
                           ---            ---            ---      ----------   ----------   ------------        ------

                                             OFFICE PROPERTIES    INDUSTRIAL PROPERTIES (1)    TOTAL OR WEIGHTED AVERAGE
                                             -----------------    -------------------------    -------------------------
Total Annualized Rental Revenue (2).......     $ 331,936,875             $34,632,270                 $ 366,569,145
Total rentable square feet................        23,841,565               6,879,289                    30,720,854
Percent leased............................                94%(3)                  93%(4)                        94%
Weighted average age (years)..............           12.2(5)                    11.4                          12.0

---------------
(1) Includes 73 service center properties.
(2) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 47 single-tenant properties comprising 3.4 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 24 single-tenant properties comprising 1.6 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.

TENANTS

     As of December 31, 1997, the Properties were leased to approximately 3,100 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of December 31, 1997:

                                                                                                         PERCENT OF
                                                                                                           TOTAL
                                                                     NUMBER          ANNUALIZED          ANNUALIZED
TENANT                                                              OF LEASES    RENTAL REVENUE (1)    RENTAL REVENUE
-----------------------------------------------------------------   ---------    ------------------    --------------
 1. IBM..........................................................       13          $ 13,546,185             3.7%
 2. Federal Government...........................................       45            12,059,353             3.3
 3. AT&T.........................................................       16             6,985,351             1.9
 4. Bell South...................................................       45             6,340,084             1.7
 5. State of Florida.............................................       22             5,215,070             1.4
 6. GTE..........................................................        6             2,995,422             0.8
 7. NationsBank..................................................       21             2,953,191             0.8
 8. First Citizens Bank & Trust..................................        8             2,887,811             0.8
 9. Bluecross & Blue Shield of South Carolina....................       10             2,554,517             0.7
10. MCI..........................................................       10             2,458,637             0.7
11. Prudential...................................................       13             2,412,640             0.7
12. Jacobs-Sirrene Engineers, Inc................................        1             2,235,550             0.6
13. Price Waterhouse.............................................        3             2,047,953             0.6
14. US Airways...................................................        4             2,033,940             0.6
15. Alex Brown & Sons............................................        1             1,943,070             0.5
16. H.L.P. Health Plan of Florida................................        2             1,913,005             0.5
17. The Martin Agency, Inc.......................................        1             1,863,504             0.5
18. Northern Telecom Inc.........................................        2             1,849,118             0.5
19. BB&T.........................................................        4             1,845,501             0.5
20. Clintrials...................................................        4             1,812,206             0.5
                                                                       ---       ------------------    --------------
       Total.....................................................      231          $ 77,952,108            21.3%
                                                                       ---       ------------------    --------------
                                                                       ---       ------------------    --------------

---------------

(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

LEASE EXPIRATIONS OF THE PROPERTIES

     The following table sets forth scheduled lease expirations for leases in place at the Properties as of December 31, 1997, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:

                                                                  PERCENTAGE OF
                                                    RENTABLE       TOTAL LEASED                        PERCENTAGE OF
                                                   SQUARE FEET     SQUARE FEET        ANNUALIZED      TOTAL ANNUALIZED
                                       NUMBER      SUBJECT TO     REPRESENTED BY    RENTAL REVENUE     RENTAL REVENUE
                                      OF LEASES     EXPIRING         EXPIRING       UNDER EXPIRING     REPRESENTED BY
LEASE EXPIRING                        EXPIRING       LEASES           LEASES          LEASES (1)      EXPIRING LEASES
-----------------------------------   ---------    -----------    --------------    --------------    ----------------
1998...............................     1,107        5,472,375          19.1%        $ 66,586,351            18.1%
1999...............................       766        4,359,990          15.3           53,830,301            14.7
2000...............................       807        4,755,495          16.7           61,416,484            16.8
2001...............................       471        3,674,386          12.9           50,688,383            13.8
2002...............................       464        4,291,018          15.1           52,199,700            14.2
2003...............................        95        1,327,060           4.7           18,953,266             5.2
2004...............................        60        1,085,193           3.8           17,442,729             4.8
2005...............................        43          851,618           3.0           10,790,905             2.9
2006...............................        29        1,044,053           3.7           12,819,041             3.5
2007...............................        18          535,012           1.9            7,273,331             2.0
Thereafter.........................        26        1,078,579           3.8           14,568,654             4.0
                                      ---------    -----------    --------------    --------------         ------
Total..............................     3,886       28,474,779         100.0%        $366,569,145           100.0%
                                      ---------    -----------    --------------    --------------         ------
                                      ---------    -----------    --------------    --------------         ------

---------------

(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
-----------------------     ---   -------------------------------------------------------------------------
O. Temple Sloan, Jr.        58    Director and Chairman of the Board of Directors. Mr. Sloan is a founder of the predecessor of the Company. Mr. Sloan is a director of
                                  NationsBank, N.A. Mr. Sloan also serves as chairman of General Parts,
                                  Inc., a nationwide distributor of automobile replacement parts, which he founded.
Ronald P. Gibson            53    Director, President and Chief Executive Officer. Mr. Gibson is a founder of the Company and has served as president or managing partner of its predecessor since its formation in 1978.
John L. Turner              51    Director, Vice Chairman of the Board of Directors and Chief Investment
                                  Officer. Mr. Turner co-founded Forsyth's predecessor in 1975.
John W. Eakin               43    Director and Senior Vice President. Mr. Eakin is responsible for operations in Tennessee and Alabama. Mr. Eakin was the founder and president of Eakin & Smith, Inc. prior to its merger with the Company.
Gene H. Anderson            52    Director and Senior Vice President. Mr. Anderson manages the operations of the Company's Georgia properties. Mr. Anderson was the founder and president of Anderson Properties, Inc. prior to its merger with the
                                  Company.
William T. Wilson III       43    Director. Mr. Wilson served as executive vice president of the Company from February 1995 until June 1997. Mr Wilson joined Forsyth in 1982 and served as its president from 1993 until its merger with the Company.
Thomas W. Adler             57    Director. Mr. Adler is a principal of Cleveland Real Estate Partners, a fee-based real estate service company. Mr. Adler has served as a member of the executive committee and board of governors of the National
                                  Association of Real Estate Investment Trusts ("NAREIT") and he was
                                  national president in 1990 of the Society of Industrial and Office
                                  Realtors.
William E. Graham, Jr.      68    Director. Mr. Graham is a lawyer in private practice with the firm of
                                  Hunton & Williams. Mr. Graham was a board member, vice chairman and general counsel of Carolina Power & Light Company. Mr. Graham serves on the Raleigh board of directors of NationsBank and the board of directors of BB&T Mutual Funds Group.
L. Glenn Orr, Jr.           57    Director. Mr. Orr is a director of Southern National Corporation and was its chairman of the board of directors, president and chief executive officer prior to its merger with Branch Banking and Trust.
Willard H. Smith Jr.        61    Director. Mr. Smith was a managing director of Merrill Lynch. Mr. Smith is a member of the board of directors of Cohen & Steers Realty Shares,
                                  Cohen & Steers Realty Income Fund, Cohen & Steers Special Equity Fund,
                                  Inc., Cohen & Steers Total Return Realty Fund, Cohen & Steers Equity
                                  Income Fund, Essex Property Trust, Inc., Realty Income Corporation and
                                  Willis Lease Financial Corporation.

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
-----------------------     ---   -------------------------------------------------------------------------
Stephen Timko               69    Director. Mr. Timko joined the Board of Directors in February 1995 in connection with the Company's acquisition of Research Commons. He has served as associate vice president of financial affairs for Temple
                                  University.
James R. Heistand           45    Senior Vice President. Mr. Heistand is responsible for operations in
                                  Florida and is an advisory member of the Company's investment committee.
                                  Within one year of the ACP Transaction, Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee. Mr. Heistand was the founder and president of ACP prior to its merger with the Company.
Edward J. Fritsch           38    Senior Vice President and Secretary. Mr. Fritsch is responsible for operations in North Carolina, Georgia, Virginia and South Carolina. Mr.
                                  Fritsch joined the Company in 1982.
Carman J. Liuzzo            36    Vice President, Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Liuzzo was vice president and chief accounting officer for Boddie-Noell Enterprises, Inc. and Boddie-Noell Restaurant
                                  Properties, Inc. Mr. Liuzzo is a certified public accountant.
Mack D. Pridgen, III        48    Vice President and General Counsel. Prior to joining the Company, Mr.
                                  Pridgen was a partner with Smith Helms Mulliss & Moore, L.L.P.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the shares of Common Stock offered in the Offering is expected to be approximately $68.2 million (approximately $78.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering to pay down approximately $30.8 million of indebtedness currently outstanding on its Revolving Loans and to fund pending acquisition and development activity. Interest accrues on borrowings under a $280 million Revolving Loan at an average rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average rate of LIBOR plus 90 basis points. Interest on the outstanding balance on the Revolving Loans as of January 19, 1998 was payable monthly at a weighted average interest rate of 6.87%.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock has been traded on the NYSE under the symbol "HIW" since its initial public offering in June 1994. The following table sets forth the high and low closing sales prices per share reported on the NYSE for the periods indicated and the distributions paid per share for each such period.

                                                                                          CLOSING PRICE
                                                                                            PER SHARE              DISTRIBUTIONS
                                                                                  -----------------------------    PER
PERIOD OR QUARTER                                                                     HIGH             LOW         SHARE
-------------------------------------------------------------------------------   -------------    ------------    ----
June 7, 1994 through June 30, 1994.............................................   $ 21     1/2    $ 19    7/8      .07$5(1)
Third Quarter 1994.............................................................     21              20             .425
Fourth Quarter 1994............................................................     21     5/8      18    3/4      .425
First Quarter 1995.............................................................     22              20             .425
Second Quarter 1995............................................................     25     1/2      21    1/4      .450
Third Quarter 1995.............................................................     26     7/8      23    7/8      .450
Fourth Quarter 1995............................................................     28     3/8      25    1/2      .450
First Quarter 1996.............................................................     30     1/2      27    3/4      .450
Second Quarter 1996............................................................     30     1/4      26    7/8      .480
Third Quarter 1996.............................................................     30     3/8      27             .480
Fourth Quarter 1996............................................................     33     3/4      28    1/2      .480
First Quarter 1997.............................................................     35     1/2      33             .480
Second Quarter 1997............................................................     33     1/2      30             .510
Third Quarter 1997.............................................................     35     13/16    31    1/16     .510
Fourth Quarter 1997............................................................     37     3/8      33               --
January 1, 1998 through January 21, 1998.......................................     37     7/16     35    13/16      --

---------------

(1) No distribution was paid during this period. The accrued distribution of $.075 per share was paid on November 16, 1994 at the time the Company paid its initial distribution for the period from inception to September 30, 1994.

     On January 21, 1998, the last reported sale price of the Common Stock on the NYSE was $36 1/16 per share. On January 21, 1998, the Company had 912 stockholders of record.

     The Company intends to continue to declare quarterly distributions on its Common Stock. However, no assurances can be given as to the amounts of future distributions as such distributions are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Company's Board of Directors deems relevant. The Company has determined that 100% of the per share distribution for 1994, 93% of the per share distribution for 1995, 81% of the per share distribution for 1996 and 70% of the per share distribution for 1997 represented ordinary income to the stockholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

     The Company has adopted a program for the reinvestment of distributions under which holders of Common Stock may elect automatically to reinvest distributions in additional Common Stock. The Company may, from time to time, repurchase Common Stock in the open market for purposes of fulfilling its obligations under this distribution reinvestment program or may elect to issue additional Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and on a pro forma basis assuming (i) the issuance and sale of the 2,000,000 shares of Common Stock offered in the Offering at an offering price of $36 per share and the anticipated application of the net proceeds therefrom as described in "Use of Proceeds," (ii) the October 1997 Offering,
(iii) the ACP Transaction, (iv) the Selected Fourth Quarter 1997 Transactions (as defined in "Selected Financial Data"), (v) the Garcia Transaction and (vi) the Concurrent Debt Offering all occurred as of September 30, 1997. The capitalization table should be read in conjunction with the Company's financial statements and notes thereto incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto included in the Company's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein.

                                                                                 SEPTEMBER 30, 1997
                                                                           -------------------------------
                                                                           HISTORICAL            PRO FORMA
                                                                           ---------             ---------
                                                                                   (IN THOUSANDS)
Debt:
  Revolving Loans....................................................... $ 59,000              $    --
  Mortgage notes........................................................   280,188               401,561
  6 3/4% Notes due 2003.................................................   100,000               100,000
  7% Notes due 2006.....................................................   110,000               110,000
  Notes offered in Concurrent Debt Offering.............................      --                 100,000
  MandatOry Par Put Remarketed Securities due 2013......................      --                 100,000
  Exercisable Put Option Notes due 2011 (1).............................   100,000               100,000
                                                                           ---------             ---------
     Total debt.........................................................   649,188               911,561
                                                                           ---------             ---------
Minority interest in the Operating Partnership..........................   174,913               280,924
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 authorized
     8 5/8% Series A Cumulative Redeemable Preferred Shares
     (liquidation preference $1,000 per share), 125,000 shares issued
     and outstanding....................................................   125,000               125,000
     8% Series B Cumulative Redeemable Preferred Shares (liquidation preference $25 per share), 6,900,000 shares issued and
     outstanding........................................................   172,500               172,500
  Common Stock, $.01 par value; 100,000,000 authorized, 37,948,435 shares and 48,565,700 shares, respectively, issued and outstanding
     (2)................................................................       379                   485
  Additional paid-in capital............................................   839,912               1,194,120
  Accumulated deficit...................................................   (23,279)                (23,279)
                                                                           ---------             ---------
     Total stockholders' equity.........................................   1,114,512             1,468,826
                                                                           ---------             ---------
     Total capitalization............................................... $ 1,938,613           $ 2,661,311
                                                                           ---------             ---------
                                                                           ---------             ---------

---------------
(1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POSSM"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POSSM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

(2) Excludes (a) 7,083,996 (historical) and 10,551,053 (pro forma) shares of Common Stock that may be issued upon redemption of Common Units (which are redeemable by the holder for cash or, at the Company's option, shares of Common Stock on a one-for-one basis) issued in connection with the formation of the Company and subsequent property acquisitions, including the ACP Transaction, (b) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (c) 1,839,290 shares of Common Stock that may be issued upon the exercise of outstanding warrants granted to certain officers in connection with certain property acquisitions, (d) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (e) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Company on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1996 has been derived by the application of pro forma adjustments to the Company's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1996: (i) the merger with Eakin & Smith, Inc. and its affiliates, (ii) the issuance of 11,500,000 and 250,000 shares of Common Stock (the "Summer 1996 Offerings"), (iii) the merger with Crocker, (iv) the issuance of the 6 3/4% notes due 2003 and the 7% notes due 2006, (v) the issuance of 2,587,500, 611,626, 344,732 and 137,198 shares of Common Stock (the "December
1996 Offerings"), (vi) the acquisition of Century Center Office Park and an affiliated property portfolio (the "Century Center Transaction"), (vii) the merger with Anderson Properties, Inc. and its affiliates (the "Anderson Transaction"), (viii) the issuance of 125,000 Series A Preferred Shares (the "Series A Preferred Offering"), (ix) the X-POSSM Offering, (x) the August 1997 Offering, (xi) the ACP Transaction, (xii) the Series B Preferred Offering,
(xiii) the October 1997 Offering, (xiv) the Selected Fourth Quarter 1997 Transactions, (xv) the Garcia Transaction, (xvi) the Concurrent Debt Offering and (xvii) this Offering. The pro forma balance sheet data as of September 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the Concurrent Debt Offering and this Offering occurred as of September 30, 1997. The pro forma operating data for the nine months ended September 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POSSM Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the Concurrent Debt Offering and this Offering occurred as of January 1, 1996. The pro forma information is based upon certain assumptions that are set forth in the notes hereto included herein and in the pro forma financial statements incorporated by reference herein. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated nor does it purport to represent the future financial position and results of operations for future periods.

     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winter Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.

     The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto included in the Company's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein.

                                         PRO FORMA
                                       -------------                             PRO FORMA
                                        NINE MONTHS      NINE MONTHS ENDED      ------------
                                           ENDED           SEPTEMBER 30,         YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       SEPTEMBER 30,  ------------------------  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                           1997          1997         1996          1996          1996          1995
                                       -------------  -----------  -----------  ------------  ------------  ------------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Total revenue.......................  $   271,822   $   183,214  $    87,766  $   320,677   $   137,926    $   73,522
  Rental property operating expenses
    (1)...............................       86,053        48,995       22,210      119,774        35,313        17,049
  General and administrative..........        6,694         6,694        3,766        6,137         5,666         2,737
  Interest expense....................       49,269        34,771       15,074       60,190        26,610        13,720
  Depreciation and amortization.......       44,154        31,051       13,357       53,835        22,095        11,082
                                       -------------  -----------  -----------  ------------  ------------  ------------
  Income before minority interest.....       85,652        61,703       33,359       80,741        48,242        28,934
  Minority interest...................      (15,332)       (9,872)      (5,205)     (14,453)       (6,782)       (4,937)
                                       -------------  -----------  -----------  ------------  ------------  ------------
  Income before extraordinary item....       70,320        51,831       28,154       66,288        41,460        23,997
  Extraordinary item-loss on early
    extinguishment of debt............           --        (4,665)      (2,140)          --        (2,140)         (875)
                                       -------------  -----------  -----------  ------------  ------------  ------------
  Net income..........................       70,320        47,166       26,014       66,288        39,320        23,122
  Dividends on preferred stock........      (18,436)       (6,972)          --      (24,581)           --            --
                                       -------------  -----------  -----------  ------------  ------------  ------------
  Net income available for common
    stockholders......................  $    51,884   $    40,194  $    26,014  $    41,707   $    39,320    $   23,122
                                       -------------  -----------  -----------  ------------  ------------  ------------
                                       -------------  -----------  -----------  ------------  ------------  ------------
  Net income per common share.........  $      1.07   $      1.12  $      1.10  $      0.86   $      1.51    $     1.49
                                       -------------  -----------  -----------  ------------  ------------  ------------
                                       -------------  -----------  -----------  ------------  ------------  ------------
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Real estate, net of accumulated
    depreciation......................  $ 2,610,643   $ 1,730,906  $ 1,320,758  $        --   $ 1,377,874    $  593,066
  Total assets........................    2,715,768     1,980,178    1,380,910           --     1,443,440       621,134
  Total mortgages and notes payable...      911,561       649,188      597,734           --       555,876       182,736
OTHER DATA:
  FFO(2)..............................      111,370        85,782       46,929      110,278        70,620        40,016
  Number of in-service properties.....          501           369          280          501           292           191
  Total rentable square feet..........   31,979,000    21,904,000   16,700,000   31,979,000    17,455,000     9,215,000

---------------

(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth below opposite their respective names. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares if any of such shares are purchased.

             UNDERWRITER                                                                          NUMBER OF SHARES
-----------------------------------------------------------------------------------------------   ----------------
Merrill Lynch, Pierce Fenner & Smith
             Incorporated......................................................................       1,400,000
Legg Mason Wood Walker, Incorporated...........................................................         600,000
                                                                                                  ----------------
             Total.............................................................................       2,000,000
                                                                                                  ----------------
                                                                                                  ----------------

     The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $1.00 per share. The Underwriters may allow, and such dealers may re-allow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Common Stock to cover over-allotments, if any, at the price to the public less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 2,000,000 shares of Common Stock offered hereby.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the executive officers and directors of the Company have agreed that for a period of 30 days from the date of this Prospectus Supplement they will not, without the prior written consent of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any security convertible into or exercisable for shares, except for the issuance of Common Stock in connection with property acquisitions, the Company's Amended and Restated 1994 Stock Option Plan or the conversion of Common Units.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering (I.E., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Underwriters also may impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce their short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of their respective businesses, the Underwriters provide investment banking, advisory and other financial services to the Company and the Operating Partnership for which they receive customary fees.

     The Common Stock is listed on the NYSE under the symbol "HIW." The Company has applied for listing of the shares of Common Stock offered hereby on the NYSE.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters related to the Offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Washington, D.C.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----


                  PROSPECTUS SUPPLEMENT


Prospectus Supplement Summary.................... S-3
The Company...................................... S-8
Recent Developments.............................. S-10
The Properties................................... S-16
Management....................................... S-18
Use Of Proceeds.................................. S-19
Price Range of Common Stock and Distribution
  History........................................ S-20
Capitalization................................... S-21
Selected Financial Data.......................... S-22
Underwriting..................................... S-24
Legal Matters.................................... S-25


                       PROSPECTUS


Available Information............................ 2
Incorporation Of Certain Documents By
  Reference...................................... 2
The Company And The Operating Partnership........ 3
Risk Factors..................................... 3
Use Of Proceeds.................................. 7
Ratios Of Earnings To Combined Fixed Charges And
  Preferred Stock Dividends...................... 8
Description Of Debt Securities................... 8
Description Of Preferred Stock................... 20
Description Of Series A Preferred Shares......... 25
Description Of Series B Preferred Shares......... 26
Description Of Depositary Shares................. 26
Description Of Common Stock...................... 30
Federal Income Tax Considerations................ 33
Plan Of Distribution............................. 43
Experts.......................................... 44
Legal Matters.................................... 45

                                2,000,000 SHARES


                                 [HIGHWOODS
                                 PROPERTIES, INC.
                                    LOGO]

                                  COMMON STOCK

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------
                              MERRILL LYNCH & CO.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                JANUARY 22, 1998

------------------------------------------------------
------------------------------------------------------